Harris & Harris Group







				May 10, 2007




Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:  Larry Greene

		  Re:   Harris & Harris Group, Inc.
		        Registration Statement on Form N-2
		        File Nos. 814-176 and 333-138996

Dear Mr. Greene:

	In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Harris & Harris Group, Inc. (the "Company") hereby requests acceleration of the effective date of the above-captioned Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 so that it may become effective by 12:00 p.m.
(noon) on Friday, May 11, 2007, or as soon as practical thereafter.

	The Company hereby requests that we be notified of such effectiveness by a telephone call to Sandra Matrick
Forman of the Company at (212) 582-0900 and that such effectiveness also be confirmed in writing. Thank you for your assistance.

				Sincerely,

				HARRIS & HARRIS GROUP, INC.


				By:  /s/ Sandra Matrick Forman
                                     --------------------------
				     Sandra Matrick Forman
				     General Counsel and
				     Chief Compliance Officer